HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

RECEIVED
2009 JAN 12 A 8:3

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

09045077

Bornheim, December 29, 2008

HORNBACH-Baumarkt-AG – File number 82-3729

SUPPL

Dear Sir or Madam,

enclosed please find our press release and interim report concerning our 3rd quarter (March 1 – November 30, 2008) which we have published on December 22, 2008 for your documentation.

Kind regards,

Judith Sommer

pp. Judith Sommer

PROCESSED
JAN 16 2009
THOMSON REUTERS

Enclosures

dlw 1/13

Hornbach-Baumarkt-Aktiengesellschaft · Sitz 76878 Bornheim/Pfalz · Registergericht Landau HRB 2311 · Telefon (0 63 48) 60-00 · Telefax (0 63 48) 60 40 00 · e-mail: info@hornbach.com
Vorsitzender des Aufsichtsrats: Dr. Wolfgang Rupf · Vorstand: Steffen Hornbach, Vorsitzender;
Susanne Jäger, Roland Pelka, Jürgen Schröcker, Manfred Valder

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

Successful course maintained in third quarter of 2008/2009 as well:

HORNBACH defies the crisis

- **Overall Group boosts sales by 6.5% in first nine months**
- **Earnings show significantly disproportionate growth**
- **Further increase in head start over competition**
- **Positive outlook confirmed for the 2008/2009 financial year**

Bornheim bei Landau, December 22, 2008. The HORNBACH Group, one of Europe's largest operators of DIY stores and garden centers, successfully maintained its growth course in the third quarter of the 2008/2009 financial year (September to November 2008). Notwithstanding the downturn in confidence in the wake of the financial and economic crisis, HORNBACH HOLDING AG boosted its third-quarter sales by 6.1% to € 688.5 million (previous year's quarter: € 648.7m). In the first nine months of the financial year (March to November 2008), the parent company of the HORNBACH Group increased its sales by 6.5% to € 2.214 billion (€ 2.078bn). Key earnings figures showed disproportionate growth.

"So far, there is no sign of any lull in consumer demand at our HORNBACH DIY megastores with garden centers", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. "It is our clear profile as the top DIY store for projects and innovation leader in our sector that makes us so successful, even in more difficult economic times." The HORNBACH concept was primarily based on good advice, high quality, an extensive product range, large volumes of stock on hand, low and above all honest prices. "The most important factors we can offer our customers are reliability and confidence. It is these qualities that consumers honor most, especially in times of crisis", stressed Albrecht Hornbach. This was accompanied by the company's role as innovation leader. "We are the pioneers in energy-saving projects for house and home, such as insulating façades or roofs, or renewing windows. The combination of these energy-saving product ranges with professional advice will contribute disproportionately to our sales growth in future as well."

The DIY megastores with garden centers which represent the HORNBACH Group's core business accounted for 94% of total sales. Sales at the HORNBACH-Baumarkt-AG subgroup climbed by 6.4% to € 644.2 million in the third quarter (€ 605.7m) and by 6.6% to € 2.083 billion in the first nine months (€ 1.955bn).

In the third quarter, like-for-like sales (excluding newly opened stores and extensions) rose by a further 1.5% at the Group as a whole. This major key figure for the retail sector improved by 1.8% in the first nine months. Like-for-like sales in Germany grew by 1.9% in the third quarter and by 1.7% in the first nine months of the financial year.

Market share acquired

According to the BHB sector association, comparable store sales at all German DIY stores and garden centers fell by 2.2% in the first three quarters of the 2008 calendar year, with the decline of 3.7% in the first half being followed by growth of 0.9% in the third quarter. HORNBACH, by contrast, outperformed the sector average for the first nine months of the calendar year by almost five percentage points. Based on its own assessment, HORNBACH also expects to have outperformed the overall sector by a clear margin once more in October and November. Germany's fourth-largest DIY store player has thus further increased its market share, which amounted to 8.3% in 2007 (previous year: 8.1%).

Disproportionate earnings growth – High equity ratio

The earnings of the HORNBACH Group showed even more marked growth than sales. Operating earnings (EBIT) at the overall Group for the first nine months improved by 65.0% to € 164.5 million (€ 99.7m). Third-quarter earnings grew by 67.9% to € 22.6 million (€ 13.4m). The EBIT of the largest subgroup, HORNBACH-Baumarkt-AG, rose by 64.4% to € 129.0 million in the first nine months (€ 78.5m). In the third quarter, this key figure more than doubled to € 14.6 million (€ 6.2m).

This growth was chiefly driven by like-for-like sales growth in Germany and abroad, coupled with a slight increase in the gross margin and improved store cost efficiency. Moreover, the rise in profits at the overall Group also benefited from earnings growth already recorded in the real estate segment in the first two quarters of the current 2008/2009 financial year.

HORNBACH stands on a solid financial foundation. The equity ratio of the HORNBACH HOLDING AG Group amounted to 38.3% as of November 30, 2008 (year-end reporting date on February 29, 2008: 36.1%). The equity ratio at the HORNBACH-Baumarkt-AG subgroup most recently reached 40.7% (February 29, 2008: 38.2%). Thanks to a substantial increase in cash and cash equivalents, the net financial liabilities of the overall Group could be reduced within nine months by € 88 million to € 495.3 million (February 29, 2008: € 583.6m). Net financial liabilities at the Baumarkt subgroup dropped by more than € 100 million to € 188.4 million (February 29, 2008: € 289.3m).

More than 500 new jobs

HORNBACH continues to act as a job machine even in difficult economic times. The Group had 13,255 employees across Europe as of November 30, 2008, equivalent to 545 or 4.3% additional positions since the beginning of the financial year (12,710 employees). As a result of the lower number of new store openings (three, as against five in the previous year), the investments made by the overall Group in the first nine months declined from € 152.8 million in the previous year to € 100.5 million. In the current financial year to date, HORNBACH has opened three new stores in Bucharest, Stockholm and Biel/Switzerland. The company thus now operates 128 DIY megastores with garden centers in nine European countries, of which

91 stores are in Germany. The international share of sales at the HORNBACH-Baumarkt-AG subgroup has risen from 38.7% to 41.1%.

One further store opening is scheduled to take place by the end of the current financial year (at the end of February). The DIY megastore with a garden center in Hamburg-Eidelstadt, where shell construction work has already been completed, will be the first HORNBACH location in this North German city upon its opening on January 28, 2009.

Forecast confirmed for 2008/2009

Notwithstanding the uncertainty surrounding future economic developments, the HORNBACH Group is looking to the future with confidence. "There are a number of imponderable factors, especially with regard to how private consumer spending will develop in the coming months. To date, however, we see no reason to scale down our forecast for the overall 2008/2009 financial year", commented Albrecht Hornbach. Accordingly, sales at the holding company and the largest subgroup are both expected to grow in a medium single-digit percentage range. Operating earnings (EBIT) are set to grow considerably more rapidly than sales and to exceed the record figures posted for the 2006/2007 financial year (€ 119m at the HORNBACH HOLDING AG Group and € 96m at the HORNBACH-Baumarkt-AG subgroup).

About HORNBACH

The HORNBACH Group is one of Europe's largest operators of DIY megastores with garden centers. In addition to the largest operating subgroup, HORNBACH-Baumarkt-AG (DIY megastores with garden centers), the overall HORNBACH HOLDING AG Group also comprises the subgroups HORNBACH Baustoff Union GmbH (regional builders' merchant and construction materials business) and HORNBACH Immobilien AG (real estate and location development). The HORNBACH DIY megastores with garden centers have an average size of more than 11,000 square meters, a figure unmatched by any other competitor in Europe.

The HORNBACH Group generated sales of more than € 2.6 billion in the past 2007/2008 financial year (March 1, 2007 to February 29, 2008). This is equivalent to growth of 2.9 % on the previous year. The company's market share in Germany rose during the financial year from 8.1 % to 8.3 %. The 36 international stores contributed almost 40 % of total DIY store sales.

Founded in 1877, the family-run company, which has its roots in the Palatinate region, was first publicly listed in 1987. HORNBACH currently operates 128 DIY megastores with garden centers in nine countries, of which 91 stores are in Germany. The other countries are Austria, the Netherlands, the Czech Republic, Switzerland, Sweden, Slovakia, Luxembourg and, since June 2007, Rumania.

HORNBACH's sales concept and product range are entirely tailored to the needs of project and professional customers. HORNBACH guarantees its customers permanently low prices and is thus the price leader in the sector. The high quality of advice and excellent service provided by the company have been attested in numerous independent tests and studies. HORNBACH was awarded the German Retail Prize in 2006 for the management achievement of the year. Last year, Otmar Hornbach, pioneer and founder of the DIY company, received the top prize awarded by the Federal Association of German DIY, Home Improvement and Specialist Garden Stores (BHB) – the "Life Time Award" – for his life's achievement.

Pioneering achievements, such as the first combined DIY store with a garden center (1968), the first megastore (1980) and the first DIY store with a drive-in facility (2003), provide proof of HORNBACH's ongoing innovative power. Since 2001, a strategic partnership has been in place with the British retail group Kingfisher. HORNBACH has acted as a "job machine" for decades, with more than 13,000 individuals now employed at the Group.

Key Figures 3rd Quarter and First Nine Months 2008/2009

Key Figures of the HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Net sales	**688.5**	**648.7**	**6.1**	**2,214.0**	**2,077.9**	**6.5**
of which in other European countries	271.2	240.5	12.8	855.9	756.8	13.1
Like-for-like sales growth (DIY)	1.5%	-4.1%		1.8%	0.0%	
Gross margin as % of net sales	34.8%	34.5%		35.5%	35.4%	
EBITDA	40.4	33.8	19.4	217.2	157.4	38.0
EBIT	**22.6**	**13.4**	**67.9**	**164.5**	**99.7**	**65.0**
Consolidated earnings before taxes	14.4	3.8	-	139.3	73.5	89.4
Consolidated net income *	9.3	1.8	-	105.0	63.2	66.0
Earnings per preference share in €	0.97	0.24	-	10.70	6.48	65.1
Investments	39.5	34.4	14.8	100.5	152.8	-34.2

Misc. Key Figures of the HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	November 30, 2008	February 29, 2008	Change in %
Total assets	2,041.5	1,902.0	7.3
Shareholders' equity	781.3	687.6	13.6
Shareholders' equity as % of total assets	38.3%	36.1%	
Number of employees	13,255	12,710	4.3

Key Figures of the HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Net sales	**644.2**	**605.7**	**6.4**	**2,083.3**	**1,955.0**	**6.6**
of which in other European countries	271.2	240.5	12.8	855.7	756.7	13.1
Like-for-like sales growth	1.5%	-4.1%		1.8%	0.0%	
Gross margin as % of net sales	35.6%	35.3%		36.3%	36.0%	
EBITDA	28.6	23.4	22.5	170.7	126.7	34.7
EBIT	**14.6**	**6.2**	**134.3**	**129.0**	**78.5**	**64.4**
Consolidated earnings before taxes	11.5	1.0	-	116.9	62.9	86.0
Consolidated net income	7.7	0.5	-	86.6	52.3	65.5
Earnings per share in €	0.49	0.03	-	5.51	3.35	64.4
Investments	25.9	20.1	28.9	58.8	77.3	-23.9

Misc. Key Figures of the HORNBACH-Baumarkt-AG Subgroup (in € million, unless otherwise stated)	November 30, 2008	February 29, 2008	Change in %
Total assets	1,447.5	1,350.9	7.2
Shareholders' equity	589.6	515.7	14.3
Shareholders' equity as % of total assets	40.7%	38.2%	
Number of stores	128	125	2.4
Sales area in 000 m² (based on BHB)	1,431	1,385	3.3
Average store size in m²	11,179	11,079	0.9
Number of employees	12,663	12,110	4.6

* pursuant to IFRS including minority interests.
Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

INTERIM REPORT

HORNBACH-BAUMARKT-AG GROUP

FIRST NINE MONTHS 2008/2009

(MARCH 1 – NOVEMBER 30, 2008)

HORNBACH

Es gibt immer was zu tun.

HORNBACH-BAUMARKT-AG Group
Interim Report for the First Nine Months of 2008/2009
(March 1 – November 30, 2008)

Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Net sales	**644.2**	**605.7**	**6.4**	**2,083.3**	**1,955.0**	**6.6**
of which in other European countries	271.2	240.5	12.8	855.7	756.7	13.1
Like-for-like sales growth	1.5%	-4.1%		1.8%	0.0%	
Gross margin as % of net sales	35.6%	35.3%		36.3%	36.0%	
EBITDA	28.6	23.4	22.5	170.7	126.7	34.7
EBIT	**14.6**	**6.2**	**134.3**	**129.0**	**78.5**	**64.4**
Consolidated earnings before taxes	11.5	1.0	-	116.9	62.9	86.0
Consolidated net income	7.7	0.5	-	86.6	52.3	65.5
Earnings per share in €	0.49	0.03	-	5.51	3.35	64.4
Investments	25.9	20.1	28.9	58.8	77.3	-23.9

Misc. Key Figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated)	November 30, 2008	February 29, 2008	Change in %
Total assets	1,447.5	1,350.9	7.2
Shareholders' equity	589.6	515.7	14.3
Shareholders' equity as % of total assets	40.7%	38.2%	
Number of stores	128	125	2.4
Sales area in 000 m² (based on BHB)	1,431	1,385	3.3
Average store size in m²	11,179	11,079	0.9
Number of employees	12,663	12,110	4.6

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

Summary

- Pleasing business performance continues into autumn
- Nine-month consolidated sales up by 6.6% to € 2,083 million – like-for-like sales growth of 1.8%
- Increase in market share in Germany – international share of sales rises to more than 41%
- EBIT shows clearly disproportionate growth of 64% to € 129 million – forecast upheld

The HORNBACH-Baumarkt-AG Group successfully defied the deterioration in underlying conditions due to the global financial and economic crisis in the first nine months of its 2008/2009 financial year (March 1 to November 30, 2008). Thanks to a pleasing third-quarter business performance, earnings have continued to show clearly disproportionate growth compared with sales. Consolidated sales rose by 6.6% to € 2,083.3 million in the first nine months (previous year: € 1,955.0m). The international share of sales grew from 38.7% to 41.1%. The downturn in consumer confidence in Germany and the eurozone in the wake of the financial crisis has so far not left any mark on the sales performance of HORNBACH-Baumarkt-AG. Like-for-like sales at the Group as a whole grew by 1.5% in the third quarter and by 1.8% in the first nine months. With growth in Germany of plus 1.9% in the third quarter and of plus 1.7% in the first nine months of 2008/2009, HORNBACH once again outperformed the DIY sector by a significant margin and acquired additional market share. The HORNBACH DIY megastores with garden centers in other European countries managed yet again to beat the high level of like-for-like sales already achieved in previous years.

In the reporting period from March to November 2008, Germany's fourth-largest DIY player significantly boosted its earnings power compared with the equivalent period in the previous year. This was chiefly driven by like-for-like sales growth in Germany and abroad in conjunction with a slight increase in the gross margin, as well as by improved cost efficiency at the Group. The rise in earnings in the first nine months was driven not only by operating earnings growth in the DIY store segment, but also by higher earnings in the real estate segment, especially in the second quarter. Operating earnings (EBIT) for the first nine months grew by 64.4% to € 129.0 million (previous year: € 78.5m). Basic earnings per share were reported at € 5.51 (previous year: € 3.35). A glance at the balance sheet also reveals the solid foundations on which the Group stands. The equity ratio amounted to 40.7% as of November 30, 2008, while the significant increase in cash and cash equivalents led the Group's net financial liabilities to reduce by more than € 100 million to € 188.4 million (February 29, 2008: € 289.3m).

Earnings, Financial and Asset Situation*

Development in HORNBACH's store network

We maintained our expansion in other European countries in the third quarter of 2008/2009. With the opening of a new location in Biel in November 2008, we enlarged our Swiss store network to four DIY stores with garden centers with total sales areas of around 52,000 m². As of November 30, 2008, we were operating 128 retail outlets across the Group (February 29, 2008: 125), of which 91 stores, with sales areas of around 956,000 m², are in Germany. A total of 37 stores with sales areas of almost 475,000 m² are located in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group most recently amounted to around 1,431,000 m². The HORNBACH DIY megastores with garden centers have an average size of almost 11,200 m².

Sales performance

With its focus on project customers, our retail format has so far proven resistant to the sharp deterioration in the macroeconomic climate since September. Particularly in economically difficult periods, consumers tend to set store by factors such as reliability and quality. We are convinced that HORNBACH has built up a successful, unmistakable and sustainable position for its project concept within the European DIY and home improvement sector. Customers have honored the combination of large-scale sales areas, broad product ranges, professional advice, accompanying support services and permanently low prices. We have also benefited from the fact that we are second to none in our sector when it comes to product ranges and advice required for topics relating to energy saving (especially insulation, windows, doors, heating boilers etc.), areas in which we also reported above-

* Unless otherwise stated, periods relating to HORNBACH are based on the company's financial year (March – February) rather than the calendar year.

average growth rates. All these factors are positively reflected in our sales and customer statistics for the reporting period from March to November 2008.

We increased average spending per customer both in Germany and in other European countries compared with the equivalent period in the previous year. Net sales at the HORNBACH-Baumarkt-AG Group in the third quarter of 2008/2009 (September 1 to November 30, 2008) rose by 6.4% to € 644.2 million (previous year: € 605.7m). Cumulatively for the first nine months of 2008/2009, sales therefore grew by 6.6% to € 2,083.3 million (previous year: € 1,955.0m). Particularly pleasing in this respect is the consistent growth shown by like-for-like sales. Comparable store sales at the HORNBACH-Baumarkt-AG Group rose year-on-year by 1.5% in the third quarter. Cumulative like-for-like sales improved by 1.8% in the first nine months. As already in the previous quarter, the HORNBACH DIY megastores with garden centers in Germany made a disproportionate contribution to this development in the third quarter.

○ Germany

All in all, the German DIY sector witnessed a slight improvement in its situation in the second half of the calendar year. Whereas the BHB sector association still reported a 3.7% downturn in like-for-like sales in the context of the GfK/BHB DIY Panel for the first half of the year (January to June 2008), the cumulative shortfall to the previous year's figures had reduced to 2.2% by the end of September thanks to a slightly positive third quarter (plus 0.9%).

HORNBACH, by contrast, exceeded the sector average by almost five percentage points both in the period from July to September and in the first nine months of the calendar year. Based on our own internal assessments, we expect to have outperformed the German DIY sector by a clear margin in the months of October and November 2008 as well.

The unadjusted net sales of our 91 German stores in the third quarter (September to November 2008) increased by 2.1% to € 373.1 million (previous year: € 365.2m). Cumulatively, we reported sales growth of 2.4% in absolute terms to € 1,227.5 million in the first nine months (previous year: € 1,198.3m). The German stores' share of consolidated sales decreased from 61.3% to 58.9%, as a higher rate of growth was reported abroad due to the Group's expansion in other countries. On a like-for-like basis, sales improved year-on-year by 1.9% in the third quarter and by 1.7% cumulatively for the first nine months. In view of our substantially above-average business performance compared with our competitors, we acquired further market share in Germany in the period under report.

○ Other European countries

We posted pleasing sales growth in the eight countries outside Germany in the period under report. Sales in these countries, including the three stores newly opened in the current financial year, rose by 12.8% to € 271.2 million in the third quarter (previous year: € 240.5m) and by 13.1% to € 855.7 million in the first nine months of 2008/2009 (previous year: € 756.7m). Due to the expansion focusing on countries outside Germany, the international share of the consolidated sales of HORNBACH-Baumarkt-AG had risen from 38.7% to 41.1% by the end of the first nine months.

Notwithstanding the marked deterioration in the economic climate in Europe, the HORNBACH DIY megastores with garden centers in other European countries once again managed to top the very high level of like-for-like sales already achieved in previous years by a slight margin. Like-for-like sales grew by 0.8% in the third quarter of 2008/2009. The 37 international HORNBACH locations concluded the first nine months of the financial year with like-for-like sales growth of 1.8%.

Earnings performance

The key earnings figures of the HORNBACH-Baumarkt-AG Group continued to show consistently positive year-on-year developments in the reporting period from March to November 2008. More than anything, this was attributable to the increased earnings power in the DIY store segment. This in turn was primarily driven by like-for-like sales growth in Germany and abroad in conjunction with a slight increase in the gross margin, as well as by improved store cost efficiency. Moreover, the increase in earnings in the real estate segment, which already took effect in the first two quarters of the current 2008/2009 financial year, also contributed to the Group's earnings growth.

The gross margin improved slightly in the third quarter of 2008/2009. Across the Group as whole, the gross profit as a percentage of net sales rose from 35.3% to 35.6%. The earnings performance also benefited from more favorable cost ratios at the stores. As a percentage of net sales, selling and store expenses declined from 30.3% in the third quarter of the previous year to 29.7%. Pre-opening expenses rose on account of the most recent opening of the location in Biel (Switzerland) and the Hamburg opening scheduled for February 2009. As a percentage of net sales, pre-opening expenses rose from 0.2% to 0.4%. The administration expenses ratio crept up from 4.0% to 4.1%. Other income and expenses rose from € 0.9 million to € 5.2 million in the third quarter. This sharp growth was largely attributable to a positive base effect involving non-operating charges on earnings in the real estate segment, which declined from € 3.4 million in the equivalent quarter in the previous year to € 0.7 million in the quarter under report. Moreover, other income and expenses also benefited to the tune of around € 1.1 million from foreign exchange items.

Earnings before interest, taxes, depreciation and amortization (EBITDA) rose by 22.5% to € 28.6 million in the third quarter (previous year: € 23.4m). Operating earnings (EBIT) surged by 134.3% to € 14.6 million (previous year: € 6.2m). Consolidated earnings before taxes grew from € 1.0 million to € 11.5 million. Consolidated net income amounted to € 7.7 million (previous year: € 0.5m). Basic earnings per share were reported at € 0.49 for the third quarter (previous year: € 0.03).

The development in earnings in the first nine months of 2008/2009 benefited from the pleasing business performance in the third quarter. EBITDA for the period from March to November 2008 increased by 34.7% to € 170.7 million (previous year: € 126.7m). Operating earnings (EBIT) grew by 64.4% to € 129.0 million (previous year: € 78.5m). Consolidated earnings before taxes climbed by 86.0% to € 116.9 million (previous year: € 62.9m). Consolidated net income grew by 65.5% to € 86.6 million (previous year: € 52.3m). Basic earnings per share improved from € 3.35 to € 5.51.

Financial and asset situation

Due to the lower number of new store openings (three, as against five in the previous year), the investments made in the first nine months of the current 2008/2009 financial year dropped year-on-year from € 77.3 million to € 58.8 million. Around 54% of the funds were invested in land and buildings, while the remainder was channeled into plant and office equipment at new and existing stores, as well as into intangible assets (mostly IT software). Investments were financed in full from the cash flow of € 163.0 million from operating activities (previous year: € 77.3m). Information concerning the financing and investment activities of HORNBACH-Baumarkt-AG can be found in the cash flow statement on Page 9.

At € 1,447.5 million as of November 30, 2008, total assets had risen by 7.2% since February 29, 2008. This increase was largely due to the marked growth in cash and cash equivalents from € 167.1 million to € 254.7 million. Shareholders' equity as reported in the balance sheet rose by 14.3%, or € 73.9 million, compared with the previous reporting date to reach € 589.6 million. As a result, the equity ratio improved from 38.2% to 40.7%. Non-current financial debt fell from € 427.6 million to € 414.0 million, while current financial debt amounted to € 29.1 million and was thus more or less at the same level as at the reporting date on February 29, 2008. The net financial liabilities of the HORNBACH-Baumarkt-AG Group reduced significantly from € 289.3 million as of February 29, 2008 to € 188.4 million as of November 30, 2008.

Employees

At the reporting date on November 30, 2008, 12,663 individuals across Europe were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries (February 29, 2008: 12,110).

Outlook

The opening of one further HORNBACH DIY megastore with a garden center is scheduled to take place by the reporting date on February 28, 2009. With the first store in Hamburg, which is set to open its doors in February, our store network will grow to a total of 129 locations by the end of the 2008/2009 financial year (February 29, 2008: 125).

Upon the completion of this interim report, there were still no signs of any negative impact on HORNBACH's business performance in the wake of the dramatic intensification in the financial crisis since mid-September 2008. Given the severity and duration of the recession forecast for the European economies, future developments are surrounded by considerable uncertainty. Of crucial importance in this respect will be the way in which consumer demand changes in the coming months in the light of these developments.

Notwithstanding these uncertainties, based on the information currently available we hereby affirm the key statements in our company forecast published three months ago. Accordingly, consolidated sales in the current 2008/2009 financial year are expected to show growth in a medium single-digit percentage range. We expect our stores in Germany to achieve positive year-on-year sales growth both in absolute terms and on a like-for-like basis in the current financial year and to continue to exceed average growth rates in the sector. We also expect to see continued sales growth in other European countries. Operating earnings (EBIT) for the current financial year (2008/2009) are expected to show clearly disproportionate growth compared with sales and to exceed the figure reported for the 2006/2007 financial year (€ 96m). We aim to achieve this on the one hand by enhancing the earnings power in the DIY store segment (core DIY business).

On the other hand, we expect to see significant earnings growth in the real estate segment, largely as a result of the planned sale of five HORNBACH DIY megastores with garden centers located outside Germany by way of sale and leaseback transactions.
Upon this report being approved for publication in mid-December 2008, the outstanding sale of the four HORNBACH DIY megastores with garden centers outside Germany, which had been forecast in the half-year report to take place in the third quarter, had not yet been executed as a result of the financial crisis. We now expect it to be possible to complete two transactions with combined disposal gains of around € 20 million in the fourth quarter (December 1, 2008 to February 28, 2009). The sale of the two remaining DIY megastores with garden centers, involving disposal gains of around € 1.0 million, will be postponed to the first half of the coming 2009/2010 financial year. Of the inflow of funds of around € 104 million from the sale of the real estate package, half is expected to be received in the current 2008/2009 financial year and half in the 2009/2010 financial year.

HORNBACH-BAUMARKT-AG GROUP

Income Statement

€ million	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Sales	644.2	605.7	6.4	2,083.3	1,955.0	6.6
Cost of goods sold	415.0	392.0	5.9	1,328.0	1,250.5	6.2
Gross profit	**229.2**	**213.7**	**7.3**	**755.2**	**704.5**	**7.2**
Selling and store expenses	191.2	183.2	4.4	571.4	553.0	3.3
Pre-opening expenses	2.4	1.0	140.7	6.8	5.2	29.0
General and administration expenses	26.2	24.1	8.4	79.4	74.9	6.0
Other income and expenses	5.2	0.9	-	31.4	7.1	-
Operating earnings (EBIT)	**14.6**	**6.2**	**134.3**	**129.0**	**78.5**	**64.4**
Financial income	5.1	2.7	92.5	10.9	6.9	59.4
Financial expenses	8.2	7.9	4.1	23.0	22.5	2.4
Net financial expenses	**-3.1**	**-5.2**	**-40.6**	**-12.1**	**-15.6**	**-22.7**
Consolidated earnings before taxes	**11.5**	**1.0**	-	**116.9**	**62.9**	**86.0**
Taxes on income	3.8	0.5	-	30.4	10.6	-
Consolidated net income	**7.7**	**0.5**	-	**86.6**	**52.3**	**65.5**
Basic earnings per share (in €)	0.49	0.03	-	5.51	3.35	64.4
Diluted earnings per share (in €)	0.49	0.03	-	5.48	3.31	65.4

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

HORNBACH-BAUMARKT-AG GROUP

Balance Sheet

ASSETS	November 30, 2008 € million	%	February 29, 2008 € million	%
Non-current assets	**615.1**	**42.5**	**596.0**	**44.1**
Intangible assets	21.0	1.5	22.8	1.7
Property, plant and equipment	556.6	38.5	536.0	39.7
Investment property	9.5	0.7	10.4	0.8
Other non-current assets	7.0	0.5	5.0	0.4
Non-current income tax receivables	7.9	0.5	8.8	0.7
Deferred tax assets	13.1	0.9	12.9	1.0
Current assets	**832.4**	**57.5**	**755.0**	**55.9**
Inventories	464.2	32.1	478.8	35.4
Accounts receivable and other assets	67.4	4.7	42.7	3.2
Income tax receivables	5.6	0.4	8.5	0.6
Cash and cash equivalents	254.7	17.6	167.1	12.4
Non-current assets and disposal groups held for sale	40.5	2.8	57.8	4.3
TOTAL ASSETS	**1,447.5**	**100.0**	**1,350.9**	**100.0**

EQUITY AND LIABILITIES	November 30, 2008 € million	%	February 29, 2008 € million	%
Shareholders' equity	**589.6**	**40.7**	**515.7**	**38.2**
Share capital	47.2	3.3	47.1	3.5
Capital reserve	140.1	9.7	138.9	10.3
Retained earnings	402.3	27.8	329.8	24.4
Non-current liabilities	**480.3**	**33.2**	**488.9**	**36.2**
Long-term financial debt	414.0	28.6	427.6	31.7
Deferred tax liabilities	41.8	2.9	42.4	3.1
Other non-current liabilities	24.5	1.7	18.9	1.4
Current liabilities	**377.6**	**26.1**	**346.3**	**25.6**
Short-term financial debt	29.1	2.0	28.8	2.1
Accounts payable and other liabilities	255.2	17.6	233.0	17.2
Income tax provisions	30.4	2.1	16.4	1.2
Other provisions and accruals	50.1	3.5	54.1	4.0
Disposal group liabilities	12.7	0.9	14.0	1.0
TOTAL EQUITY AND LIABILITIES	**1,447.5**	**100.0**	**1,350.9**	**100.0**

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

HORNBACH-BAUMARKT-AG GROUP

Cash Flow Statement

€ million	Nine Months 2008/2009	Nine Months 2007/2008
Consolidated net income	**86.6**	**52.3**
Depreciation and amortization of non-current assets	41.7	48.2
Change in provisions	0.4	1.0
Profits/losses on disposals of non-current assets and of non-current assets held for sale	-14.9	1.8
Change in inventories, accounts receivable and other assets	12.3	-25.0
Change in accounts payable and other liabilities	37.1	7.7
Other non-cash income/expenses	-0.2	-8.6
Cash flow from operating activities	**163.0**	**77.3**
Proceeds from disposals of non-current assets and of non-current assets held for sale	11.8	39.3
Payments for investments in property, plant and equipment	-57.2	-75.4
Payments for investments in intangible assets	-1.6	-1.9
Cash flow from investing activities	**-47.0**	**-38.1**
Proceeds from capital increases	1.3	4.4
Payment of dividend	-13.6	-13.5
Repayment of long-term debt	-15.3	-15.5
Payments for group financing activities	0.0	-0.3
Change in short-term debt	-0.8	-1.8
Cash flow from financing activities	**-28.4**	**-26.7**
Cash-effective change in cash and cash equivalents	87.6	12.5
Change in cash and cash equivalents due to changes in exchange rates	0.0	0.2
Cash and cash equivalents at March 1	167.1	193.0
Cash and cash equivalents at November 30	**254.7**	**205.7**

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 15.2 million on account of tax payments (previous year: € 17.0m) and by € 22.5 million on account of interest payments (previous year: € 25.0m) and increased by € 8.8 million on account of interest received (previous year: € 6.8m).

The other non-cash income/expenses item largely consists of deferred taxes.

HORNBACH-BAUMARKT-AG GROUP

Statement of income and expenses recognized directly in equity

€ million	Nine Months 2008/2009	Nine Months 2007/2008
Valuation of derivative financial instruments	-1.5	1.3
Exchange differences arising on the translation of foreign subsidiaries	0.8	3.2
Deferred taxes on gains and losses recognized directly in equity	0.4	-0.5
Net income recognized directly in equity	**-0.2**	**3.9**
Consolidated net income	86.6	52.3
Total income and expenses recognized in the financial statements	**86.3**	**56.2**

Rounding up or down may lead to discrepancies between totals.

HORNBACH-BAUMARKT-AG GROUP

Statement of Changes in Equity

Nine Months 2007/2008 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2007	**46.5**	**134.5**	**-0.5**	**3.3**	**287.0**	**470.8**
Consolidated net income					52.3	52.3
Valuation of derivative financial instruments, net after taxes			0.8			0.8
Currency translation				3.2		3.2
Total income and expenses recognized in the financial statements			**0.8**	**3.2**	**52.3**	**56.2**
Dividend distribution					-13.5	-13.5
Capital increase from share option plans	0.5	4.2				4.7
Treasury stock transactions					-0.2	-0.2
Balance at November 30, 2007	**47.0**	**138.7**	**0.2**	**6.5**	**325.6**	**518.1**

Nine Months 2008/2009 € million	Share Capital	Capital Reserve	Hedging Reserve	Cumulative Currency Translation	Other Retained Earnings	Total Equity
Balance at March 1, 2008	**47.1**	**138.9**	**-1.0**	**9.7**	**321.1**	**515.7**
Consolidated net income					86.6	86.6
Valuation of derivative financial instruments, net after taxes			-1.1			-1.1
Currency translation				0.8		0.8
Total income and expenses recognized in the financial statements			**-1.1**	**0.8**	**86.6**	**86.3**
Dividend distribution					-13.6	-13.6
Capital increase from share option plans	0.2	1.3				1.4
Treasury stock transactions					-0.2	-0.2
Balance at November 30, 2008	**47.2**	**140.1**	**-2.0**	**10.6**	**393.7**	**589.6**

Rounding up or down may lead to discrepancies between totals. This table forms part of the notes.

HORNBACH-BAUMARKT-AG GROUP

Notes to the Group Interim Report as of November 30, 2008

(1) Accounting principles

This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries as of November 30, 2008 has been compiled in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 29, 2008. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2007/2008 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 16 (DRS 16) – Interim Reporting – of the German Accounting Standards Committee (DRSC e.V.).

The interpretations IFRIC 12 "Service Concession Arrangements" and IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" require application from the beginning of the 2008/2009 financial year. As these interpretations had not yet been adopted by the European Union as of November 30, 2008, they have also not yet been applied in the interim consolidated financial statements. The first-time application of these interpretations is not expected to have any material impact on the consolidated financial statements. The implications of the standards and interpretations requiring mandatory application for the first time after the 2008/2009 financial year are currently under review.

(2) Scope of consolidation

Hornbach Real Estate Breda B.V. (Netherlands) was included in the consolidated financial statements for the first time in the third quarter of 2008/2009.

(3) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally generates lower sales in the autumn and winter months than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first nine months. The results of business operations for the first nine months up to November 30, 2008 do not necessarily provide an accurate indication of the results for the financial year as a whole.

(4) Other income and expenses

Other income and expenses are structured as follows:

€ million	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %
Other income	11.6	6.9	67.6
Other expenses	6.4	6.0	6.9
Other income and expenses	**5.2**	**0.9**	**-**

€ million	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Other income	42.9	23.6	82.0
Other expenses	11.5	16.5	-29.9
Other income and expenses	**31.4**	**7.1**	-

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other operating income for the first nine months of 2008/2009 consists of operating income of € 27.3 million (previous year: € 23.5m) and non-operating income of € 15.6 million (previous year: € 0.1m). Operating income primarily relates to income from advertising grants, income from exchange rate and payment differences, and income from allocations within the HORNBACH HOLDING AG Group. The non-operating income in the first nine months of 2008/2009 results from the disposal of one DIY store property and two pieces of land not required for operations (€ 14.8m). The DIY store property was leased back on a long-term basis within the framework of an operating lease. There is a rental extension option following the expiry of the fixed-term basic rental period. This item also includes income of € 0.8 million from the release of a provision for onerous contracts. The non-operating income reported in the previous year resulted from the write-up of a piece of land on the basis of purchase agreements. The write-up related to the real estate segment.

Other operating expenses chiefly consist of exchange rate and currency differences, and losses incurred on the sale of non-current assets. The other expenses reported for the first nine months of 2008/2009 financial year include non-operating expenses of € 1.6 million (previous year: € 7.2m). These include an amount of € 0.7 million (previous year: € 0.2m) in connection with the extraordinary depreciation of a piece of land no longer required for operations (IAS 40) and an amount of € 0.5 million in connection with a piece of land held for sale (previous year: € 0m). Furthermore, this item also includes expenses of € 0.4 million (previous year: € 1.3m) due to discontinued investment projects. The extraordinary depreciation results from the difference between the carrying amount and the expected net sale proceeds. The previous year's figure also includes extraordinary depreciation of € 3.3 million on buildings under construction and land, an addition of € 1.8 million to provisions for onerous contracts, and a loss of € 0.6 million on the retirement of non-current assets. The non-operating expenses relate to the real estate segment.

(5) Taxes on income

Taxes on income are structured as follows:

€ million	3rd Quarter 2008/2009	3rd Quarter 2007/2008	Change in %
Current tax expenses	5.0	1.1	371.7
Deferred taxes	-1.2	-0.6	90.1
Taxes on income	**3.8**	**0.5**	-

€ million	Nine Months 2008/2009	Nine Months 2007/2008	Change in %
Current tax expenses	31.6	19.4	63.0
Deferred taxes	-1.2	-8.8	-86.1
Taxes on income	**30.4**	**10.6**	-

Percentages calculated on basis of € 000s.

At its meeting on July 6, 2007, the Federal Council (*Bundesrat*) approved the 2008 Corporate Taxation Reform Act. As a result, the tax rate in Germany has been amended from its previous level of around 38% to around 30%. The adjustment of the deferred tax assets and liabilities stated up to that date to the lower tax rate resulted in tax income of € 8.3 million in the first nine months of the previous year.

(6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares outstanding.

Earnings per share

	3rd Quarter 2008/2009	3rd Quarter 2007/2008
Weighted number of shares issued	15,708,535	15,604,071
Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in € million)	7.7	0.5
Earnings per share (in €)	0.49	0.03

	Nine Months 2008/2009	Nine Months 2007/2008
Weighted number of shares issued	15,708,535	15,604,071
Consolidated net income allocable to shareholders of HORNBACH-Baumarkt-AG (in € million)	86.6	52.3
Earnings per share (in €)	5.51	3.35

The share option plans mean that shares have arisen with a potentially diluting effect. The diluted earnings per share are calculated as follows:

Diluted earnings per share

	3rd Quarter 2008/2009	3rd Quarter 2007/2008
Weighted number of shares issued including potential shares with a dilutive effect	15,807,654	15,796,891
Consolidated net income allocable to the shareholders of HORNBACH -Baumarkt-AG (in € million)	7.7	0.5
Earnings per share (in €)	0.49	0.03

	Nine Months 2008/2009	Nine Months 2007/2008
Weighted number of shares issued including potential shares with a dilutive effect	15,807,654	15,796,891
Consolidated net income allocable to the shareholders of HORNBACH -Baumarkt-AG (in € million)	86.6	52.3
Earnings per share (in €)	5.48	3.31

(7) Other disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 313.1 million at the end of the first nine months as of November 30, 2008 (previous year: € 290.2m).

Depreciation and amortization totaling € 41.7 million was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first nine months of the 2008/2009 financial year (previous year: € 48.2m).

(8) Share capital

Within the framework of the 1999 share option plan at HORNBACH-Baumarkt-AG, a total of 53,360 subscription rights were exercised in accordance with the terms and conditions of the share option plan in the first nine months of the 2008/2009 financial year. As a result, the share capital increased by € 0.2 million. As of November 30, 2008, the share capital of HORNBACH-Baumarkt-AG amounted to € 47,215,140.00 and was divided into 15,738,380 shares.

On September 1, 2008, the Board of Management of HORNBACH-Baumarkt-AG resolved pursuant to Section 71 (1) No. 2 of the German Stock Corporation Act (AktG) to acquire up to 20,000 treasury stock shares. The shares were to be acquired for the (annual) issue of employee shares scheduled to take place at the end of 2008. The share buyback was completed on November 26, 2008. A total of 10,072 treasury stock shares were acquired.

The repurchase of shares pursuant to this management board resolution is being undertaken in accordance with the safe harbor regulations set out in Section 20a (3) of the German Securities Trading Act (WpHG) in conjunction with Regulation (EC) No. 2273/2003 of the Commission dated December 22, 2003.

(9) Dividends

As proposed by the Board of Management and Supervisory Board of HORNBACH-Baumarkt-AG, following approval by the Annual General Meeting on July 10, 2008 a dividend of € 0.87 per share was distributed to shareholders for the 2007/2008 financial year.

(10) Share option plans

Within the framework of the 2003 phantom stock plan at HORNBACH-Baumarkt-AG, a total of 8,120 share options were exercised in accordance with the terms and conditions of the share option plan during the exercise windows in the first nine months.

(11) Contingent liabilities and other financial obligations

These mainly involve rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,336.8 million at the end of the first nine months of 2008/2009 (February 29, 2008: € 1,274.3m).

(12) Relationships to closely related companies and persons

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the

usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first nine months of 2008/2009.

(13) Events after the end of the quarter under report

In its Official Journal dated December 17, 2008, the European Union adopted the interpretation IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". The first-time application of this interpretation will not have any material impact on the consolidated financial statements.

(14) Segment reporting

Nine Months 2008/2009 in € million Nine Months 2007/2008 in € million	DIY Stores	Real Estate	Miscellaneous and Consolidation	HORNBACH-Baumarkt-AG Group
Segment sales	**2,082.6**	**84.4**	**-83.7**	**2,083.3**
	1,954.2	83.2	-82.4	1,955.0
Sales to third parties	2,082.5	0.0	0.0	2,082.5
	1,954.1	0.0	0.0	1,954.1
Sales to affiliated companies	0.1	0.0	0.0	0.1
	0.1	0.0	0.0	0.1
Rental income from affiliated companies	0.0	83.7	-83.7	0.0
	0.0	82.4	-82.4	0.0
Rental income from third parties	0.0	0.7	0.0	0.7
	0.0	0.8	0.0	0.8
Segment result (EBIT)	**99.3**	**39.4**	**-9.7**	**129.0**
	71.2	18.4	-11.1	78.5
Depreciation and amortization	**27.7**	**8.1**	**5.9**	**41.7**
	29.4	12.0	6.8	48.2
EBITDA	**127.0**	**47.5**	**-3.8**	**170.7**
	100.6	30.4	-4.3	126.7

Bornheim, December 22, 2008

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

Financial Calendar

December 22, 2008	Interim Report as of November 30, 2008
March 18, 2009	Trading Statement for the 2008/2009 Financial Year
May 27, 2009	Publication of 2008/2009 Annual Report
	DVFA Analysts' Conference
July 2, 2009	Interim Report as of May 31, 2009
July 9, 2009	Annual General Meeting in Landau/Pfalz
September 30, 2009	Half-Year Financial Report as of August 31, 2009
December 22, 2009	Interim Report as of November 30, 2009

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 -24 44
Fax: (+49) 0 63 48/ 60 -42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. Weinstrasse
Tel: (+49) 0 63 21/ 678 -93 21
Fax: (+49) 0 63 21/ 678 -93 00
presse@hornbach.com

Internet: www.hornbach-group.com

DISCLAIMER

This interim report contains forward-looking statements based on assumptions and estimates made by the Board of Management of HORNBACH. Statements referring to the future are always only valid at the time at which they are made. Although we assume that the expectations reflected in these forecast statements are realistic, the company can provide no guarantee that these expectations will also turn out to be accurate. The assumptions may involve risks and uncertainties which could result in actual results differing significantly from the forecast statements. The factors which could produce such variances include changes in the economic and business environment, particularly in respect of consumer behavior and the competitive environment in those retail markets of relevance for HORNBACH. Furthermore, they include a lack of acceptance of new sales formats or new product ranges, as well as changes to the corporate strategy. HORNBACH has no plans to update the forecast statements, neither does it accept any obligation to do so.

END